Exhibit 99.3

Newbyera Technology Limited

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the Year Ended December 31, 2024 (Unaudited)
USD
Revenue	79,626,226
Cost of providing services	(78,185,968)
Gross profit	1,440,258

General and administrative expenses	(1,182,360)
Net impairment losses on financial and contract assets	(1,570,860)
Other income	335,697
Foreign gain/(loss) - net	28,206
Operating (loss)/profit	(949,059)

Interest income	8,678
Finance cost	(15,593)
Finance cost - net	(6,915)

Profit before income tax	(955,974)

Income tax expenses	(2,070)

Profit for the period	(958,044)

Other comprehensive income	(34,677)

Total comprehensive income	(992,721)